EPSTEIN BECKER & GREEN
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LOLA MIRANDA HALE TEL: 312.499.1440 FAX: 312.845.1998 LHALE@EBGLAW.COM

December 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549

Re:	Z Trim Holdings, Inc. Withdrawal of Registration Statement on Form S-3 File No. 333-143537

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, we respectfully request on behalf of the registrant, Z Trim Holdings, Inc., withdrawal of the Registration Statement on Form S-3 and S-3/A, File No. 333-143537 (the “Registration Statement”), filed by the registrant under the Securities Act.  The Registration Statement is being withdrawn because the registrant intends to file a new registration statement which will include, in addition to other securities, most of the securities covered by the Registration Statement.

Very truly yours,

/s/ Lola Miranda Hale
                        Lola Miranda Hale

cc: Steven Cohen